                                                                      EXHIBIT 12

                            THE TIMES MIRROR COMPANY

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
           RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
                           (IN THOUSANDS OF DOLLARS)

                                                            YEAR ENDED DECEMBER 31
                                             -----------------------------------------------------
                                               1998       1997       1996       1995        1994
                                             --------   --------   --------   ---------   --------
Fixed charges:
Interest expense...........................  $ 76,352   $ 41,766   $ 20,153   $  22,305   $ 54,101
Interest related to ESOP(a)................        --         --         --          --      1,376
Capitalized interest.......................        --         --         --         485      1,042
Portion of rents deemed to be interest.....    14,012     15,219     15,496      16,761     16,077
Amortization of debt expense...............     2,151      1,417        529         411        335
                                             --------   --------   --------   ---------   --------
     Total fixed charges...................    92,515     58,402     36,178      39,962   $ 72,931
                                                                                          ========
Preferred stock dividend requirements......    46,651     53,797     72,268      74,581
                                             --------   --------   --------   ---------
Fixed charges and preferred stock
  dividends................................  $139,166   $112,199   $108,446   $ 114,543
                                             ========   ========   ========   =========
Earnings (loss):
Income (loss) from continuing operations
  before income taxes......................  $200,852   $365,865   $280,167   $(288,638)  $140,166
Fixed charges, less capitalized interest
  and interest related to ESOP(a)..........    92,515     58,402     36,178      39,477     70,513
Amortization of capitalized interest.......     3,902      3,966      4,094       4,475      4,227
Distributed income from less than 50% owned
  unconsolidated affiliates................        --         92        191         191        191
Equity loss (income) from less than 50%
  owned unconsolidated affiliates..........    13,146      6,379       (115)     (1,917)     1,329
                                             --------   --------   --------   ---------   --------
     Total earnings (loss).................  $310,415   $434,704   $320,515   $(246,412)  $216,426
                                             ========   ========   ========   =========   ========

Ratio of earnings to fixed charges.........      3.4x       7.4x       8.9x         (b)       3.0x
Ratio of earnings to fixed charges and
  preferred stock dividends................      2.2x       3.9x       3.0x         (c)

---------------
(a) The Company guaranteed repayment of debt of the Employee Stock Ownership Plan (ESOP) and, accordingly, included the related interest in fixed charges. This debt was repaid on December 15, 1994.

(b) Earnings are approximately $286 million lower than the amount needed to cover fixed charges in this year, as earnings were impacted by approximately $541 million in restructuring charges.

(c) Earnings are approximately $361 million lower than the amount needed to cover fixed charges and preferred stock dividends in this year, as earnings were impacted by approximately $541 million in restructuring charges.

                                       75